Exhibit 23



  Consent of Independent Registered Public Accounting Firm

To the Finance Committee of the
CNF Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-48733, 333-92399, 333-
36180, 333-54558, 333-102749, and 333-104803 on Form S-8 and
333-56667 on Form S-3) of CNF Inc. of our report dated June 11, 2004, with respect to the statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the CNF Inc. Thrift and Stock Plan.

/s/  KPMG LLP


Portland, Oregon
June 21, 2004